Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:  November, 2003

Commission File No: 001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Securities Exchange Commission Request for Disclosure Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ Hugh L. Hooker

Date:  November 28, 2003

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Assistant Secretary

Securities Exchange Commission Request for Disclosure Filing

Petro-Canada recently discovered certain payments that may have been improper under the U.S. Foreign Corrupt Practices Act.  The payments were made in regard to a joint venture company in which Petro-Canada holds a minority interest.  Petro-Canada initiated an internal review by outside counsel and has voluntarily reported the matter to the U.S. Department of Justice and the Securities and Exchange Commission.  Petro-Canada will continue to co-operate fully with those two agencies as its internal review progresses.  The amounts that appear to be involved are not quantitatively material.